ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?	Yes X No
If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	FMR Sakura Holdings, Inc. ("FMR Sakura") owns a minority stake in LeveL Holdings, LLC ("LeveL Holdings"). LeveL Markets is a wholly owned subsidiary of LeveL Holdings. Fidelity Global Brokerage Group, Inc. ("FGBG") owns a separate, smaller stake in LeveL Holdings. FMR Sakura and FGBG are wholly owned subsidiaries of FMR LLC, which operates a number of businesses under the trade name Fidelity Investments ("Fidelity"). By virtue of FMR Sakura's and FGBG's stakes in LeveL Holdings, both FMR Sakura and FGBG are indirect affiliates of LeveL Markets. Fidelity's National Financial Services LLC ("NFSC" - a registered broker-dealer) is a subscriber to the LeveL ATS and may enter orders or trading interest to the ATS on an agency or principal basis. Fidelity's asset management entity - Fidelity Management & Research Company ("FMR Co.") - is a Buyside Subscriber to the LeveL ATS. In that regard, FMR Co. can enter trading interest and orders and execute transactions on the ATS and has no special access to or privileges in the ATS beyond what any other LeveL ATS subscriber can have. FMR Co. is not a broker-dealer and does not have an MPID. The orders and trading interest entered by FMR Co. into the LeveL ATS is in an agency capacity.
b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?	Yes No
c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?	Yes ◉ No
d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?	Yes ◉ No

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	(selected) Yes ( ) No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	The only such product or service that LeveL Markets offers Buyside Subscribers is a user interface (the "UI"). LeveL Markets also offers the UI to Outsourced Trading Brokers. While virtually all Buyside Subscribers and Outsourced Trading Brokers use an external OMS, EMS, or order router to send orders and trading interest to the LeveL ATS through LeveL Markets, the UI is offered to all Buyside Subscribers and Outsourced Trading Brokers. Buyside Subscribers and Outsourced Trading Brokers can manage orders and trading interest via the UI and can also monitor executions in the LeveL ATS via the UI, even if those orders or trading interest were submitted to the LeveL ATS via an OMS, EMS, or router. While the UI is made available to all Buyside Subscribers and Outsourced Trading Brokers, not all of them use the UI. Orders and trading interest for the LeveL ATS cannot be entered via the UI. The use of the UI provides no speed advantages versus other means of order or trading interest management.
b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	(selected) Yes ( ) No
c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?	~~(selected)~~ Yes ( ) X No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this	~~Fidelity offers a routing tool to institutional customers called Fidelity Service Bureau ("FSB"), which is operated by a non-broker-dealer Fidelity entity. LeveL ATS Buyside Subscribers' traders, including but not limited to those of FMR Co., may use FSB to route orders and trading interest to the LeveL ATS for handling and execution. As it does with other order entry systems, LeveL Markets pays Fidelity Prime Financing, LLC a monthly fee for connectivity of the Buyside Subscribers and traders that use FSB to access the System. The Firm understands that FSB was not designed specifically for use with the LeveL ATS and can be used to reach~~

form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	other venues or trading destinations in addition to the System. LeveL Markets is not a party to any agreements between Buyside Subscribers and FSB, and users of FSB are not treated any differently in the LeveL ATS than non-users of FSB. Please see Part III Item 5(c).
d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	Yes No
If no, identify and explain any differences.	LeveL Markets is unaware of the terms and conditions of the use of FSB for any particular Buyside Subscriber. LeveL Markets pays Fidelity Prime Financing, LLC several types of fees relating to the FSB service on a monthly basis. One monthly fee is based on the rate the Buyside Subscriber pays to LeveL Markets per executed share. These types of fees can vary by Buyside Subscriber and are not capped. Another monthly fee is a flat rate per Buyside Subscriber FSB connection to the System. For this fee, after the number of Buyside Subscribers reaches a certain threshold, Fidelity caps the total fee paid by LeveL Markets at a maximum amount per month, regardless of how many additional traders use FSB. Some Buyside Subscribers add FSB costs to the commissions paid to LeveL Markets at their discretion. LeveL Markets does not enter orders or trading interest into the LeveL ATS via FSB or otherwise.

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	◉ Yes ○ No
If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	LeveL Markets is the operator of the LeveL ATS. In addition to providing technology support and development for the LeveL ATS, certain staff from LeveL Holdings, LLC ("LeveL Holdings"), LeveL Markets's parent, also provide technology support and development in connection with the handling and routing of orders on behalf of Buyside Subscribers. In that regard, these staff have access to confidential trading information for the LeveL ATS in general and Buyside Subscribers in particular. Personnel in LeveL Holdings' and LeveL Markets's Technology department who are responsible for the technology development and day-to-day operation of the LeveL ATS (collectively the "Technology department"), including technology maintenance, support and regulatory reporting services, may have access to confidential trading information on the LeveL ATS and with respect to Buyside Subscribers. This includes information regarding open trading interest and recent execution and cancellation information. The LeveL Markets Sales and Operations teams may also have access to confidential trading information on the LeveL ATS and with respect to Buyside Subscribers. These employees support LeveL ATS and Buyside Subscribers in their use of the LeveL ATS, facilitate the technical on-boarding of new ATS subscribers, assist in connecting the subscribers' routing systems to the ATS, test such connectivity in the ATS UAT environment, facilitate the start of subscriber trading in the ATS production environment, and work with the subscriber on any questions they have with respect to interacting with the ATS and in making any requested changes to the subscribers' use of the ATS. As described more fully in Item 7d, members of LeveL Markets Compliance and Legal staff, who support both the LeveL ATS and LeveL Markets generally, may obtain access to confidential trading information of all LeveL ATS subscribers to respond to regulatory inquiries, among other responsibilities.

	LeveL Markets is an indirect ~~affiliate~~ wholly-owned subsidiary of Nasdaq, Inc. ("Nasdaq"), the parent company of several national securities exchanges. The LeveL ATS operates independently of those national securities exchanges and is not a national securities exchange or a facility of a national securities exchange. ~~and its subsidiaries (collectively with Nasdaq, the "Nasdaq Entities") by virtue of Nasdaq's investment stake in LeveL Holdings, LeveL Markets's parent. While LeveL Markets is an affiliate of Nasdaq, no employee of any Nasdaq entity ("Nasdaq Personnel") is involved in the operation of the LeveL ATS. Further, no employee of LeveL Markets is separately an employee of any Nasdaq Entity, nor is any employee of LeveL Markets involved in the operation of any national securities exchanges operated by a Nasdaq entity (the "Nasdaq Securities Exchanges").~~ While certain of Nasdaq's corporate support functions, such as Finance and People (human resources) teams, may provide shared services to LeveL Markets, no shared services employees that serve both Nasdaq and LeveL Markets have access to LeveL ATS confidential trading information. Nasdaq and LeveL Markets policies and procedures prohibit employees from acting on non-public subscriber or platform trading information and employees are restricted from disclosing or using customer/client, business, proprietary information, or intellectual property (IP) that is classified as internal use only, confidential, or highly confidential/sensitive. Further, LeveL Markets personnel and Nasdaq personnel are subject to policies and procedures that are designed to preserve the independent governance and operation of the LeveL ATS and the Nasdaq Securities Exchanges. As noted below, Nasdaq services the operations of the FINRA/Nasdaq TRF Carteret, a shared regulatory reporting facility. The national securities exchanges operated by a Nasdaq entity (~~and~~ the "Nasdaq Securities Exchanges") are participants in the committees that operate each Securities Information Processor ("SIP") feed, which serve as centralized utilities for the collection and dissemination of consolidated market data. LeveL Markets reports transactions effected in the LeveL ATS to the FINRA/Nasdaq TRF Carteret and utilizes market data disseminated by the SIP feed in determining the relevant NBBO for each transaction effected in the ATS.
b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	◉ Yes ○ No
If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	The LeveL ATS servers are located at the Equinix NY4 data center. Equinix, as host of the data center, provides cross connects and related connectivity to the LeveL ATS. See Part III Item 6 for additional information. All transactions effected on the LeveL ATS are reported to the FINRA/Nasdaq TRF Carteret. See Part III Item 21 for additional information. Pursuant to a fully disclosed clearing arrangement between LeveL Markets and Instinet, LLC ("Instinet"), Instinet clears and settles all broker-dealer subscriber transactions executed on the LeveL ATS. National Financial Services LLC ("NFS") clears and settles all Buyside Subscriber transactions executed on the LeveL ATS, pursuant to a fully disclosed clearing arrangement between LeveL Markets and NFS. See Part III Item 22 for additional information. The LeveL ATS utilizes data provided by the SIP feeds in determining the relevant NBBO for each security. See Part III Item 23 for additional information.
c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	◉ Yes ○ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS	Instinet provides clearance and settlement services to LeveL Markets for transactions effected on the LeveL ATS. Instinet is a subscriber to the LeveL ATS and may submit trading interest to the LeveL ATS. Instinet may use any of the LeveL ATS functionality disclosed in this Form ATS-N. LeveL Markets also has a fully-

services that the service provider or its Affiliates use.	disclosed clearing agreement with ~~National Financial Services LLC ("NFS"), a Fidelity-related entity~~NFS a Fidelity-related entity. NFS clears and settles all transactions executed on the System by Buyside Subscribers. NFS is also a subscriber to the LeveL ATS and may submit trading interest and use any of the LeveL ATS functionality disclosed in this Form ATS-N. FMR Co., a Fidelity subsidiary and an affiliate of NFS (which clears and settles transactions effected on the LeveL ATS by Buyside Subscribers), is also a Buyside Subscriber. Nasdaq operates the FINRA/Nasdaq TRF Carteret. Additionally, the Nasdaq Securities Exchanges are participants in the committees that operate each SIP feed.
d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?	◉ Yes ○ No

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including: i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.	LeveL Markets's sole brokerage business is the operation of the LeveL ATS and the handling and routing of orders from Buyside Subscribers. Access to the LeveL ATS systems is controlled by user credentials, passwords, and security certificates assigned by LeveL Markets staff. Access to individual parts of the LeveL ATS trading systems (e.g., to subscriber confidential trading information) is permissioned at the user level. The only employees of LeveL Holdings or LeveL Markets with the ability to view open order interest in the LeveL ATS are certain members of LeveL Holdings's or LeveL Markets's Technology department that support the LeveL ATS and the LeveL Markets Sales and Operations teams. (Please see Item 6 above for a description of the responsibilities of these employees.). LeveL Holdings and LeveL Markets Technology department staff, the LeveL Markets Sales team, and the LeveL Markets Operations team that support the LeveL ATS are located in or based out of LeveL Markets's Charleston, SC and Boston, MA offices. LeveL Markets's Boston, MA and Charleston, SC offices require keycard access for entry. LeveL Markets may grant access to proprietary or confidential information within the LeveL ATS after ensuring an employee or contractor has, where appropriate, undergone a background check and signed non-disclosure and confidentiality agreements. LeveL Markets's CCO reviews all requests for access to ensure that the requested access is appropriate given the individual's anticipated responsibilities at LeveL Markets. LeveL Markets policy prohibits personnel with access to subscriber confidential trading information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operation of the LeveL ATS or its compliance with applicable rules and regulations. LeveL Markets policy prohibits these employees from sharing LeveL ATS subscriber confidential trading information with other LeveL Markets personnel or Nasdaq personnel, except as may be needed to comply with applicable securities laws and regulations. LeveL Markets uses a privileged access system as an access control with respect to LeveL Markets systems, applications, and accounts and any Confidential Trading Information contained therein. LeveL Markets's network configuration utilizes Access Control Lists to limit access from a specific source IP to a specific destination IP. The LeveL ATS servers are kept in a secure data center located in New Jersey which restricts access to essential authorized personnel. Authorized personnel must identify themselves with a government issued Photo ID. While subscriber confidential trading information is not encrypted within the secured LeveL ATS systems, such information is encrypted when exported to third-parties (e.g., for clearance and settlement). Upon request, LeveL Markets will provide subscribers with contra-party execution reports relating to the subscriber's own activity in the LeveL ATS and the categorization of its contra-parties. These reports are provided on a two-week delayed basis (i.e., no execution noted in any such report will have occurred within the two weeks prior to the report date). Subscribers may also request that the FIX messages disseminated to the subscriber in connection with each execution in the LeveL ATS identify, as applicable, (i) whether the subscriber's order was deemed to provide or remove liquidity, (ii) whether the subscriber executed against itself, (iii) whether the subscriber executed against a third-party (rather than against itself), and (iv) whether the subscriber's Firm Order executed against a Firm-Up Order. Additionally, LeveL Markets makes certain aggregated monthly order and execution statistics available on its website. Subscribers may not opt-out from

	having their information included in these reports. EMPLOYEE TRADING: All LeveL Holdings and LeveL Markets employees, including but not limited to the Technology, Sales, Operations, Legal and Compliance staff who support the LeveL ATS are subject to trading restrictions to ensure that such persons' trading activities do not conflict with the interests of LeveL ATS subscribers. LeveL Markets does not have any individual or retail customer accounts, including employee accounts. As such, employee trading accounts must be opened and maintained at other broker-dealers, upon approval by the LeveL Markets Chief Compliance Officer (CCO). All employees are required to disclose to Compliance all outside brokerage accounts, and duplicate trade confirmations and account statements (hard copy or via electronic feed) are required to be provided to Compliance for all employee-related accounts held outside the Firm. LeveL Markets Compliance reviews all employee trade data received for indications of potential misuse of subscriber confidential trading information. Certain trading restrictions, such as Compliance pre-approvals and mandatory hold periods, are in place for less liquid securities (generally, non-large cap securities). Exceptions to these restrictions must be approved in advance by Compliance, and the approval and hold period requirements do not apply to employee accounts which are managed by an advisor (human or automated) that has full investment discretion while the employee has none. All employees must also comply with other trading-related Firm policies such as, but not limited to, its Insider Trading policy. AFFILIATION WITH NASDAQ: LeveL Markets, the broker-dealer operator of the LeveL ATS, is an indirect wholly-owned subsidiary of Nasdaq, which also owns national securities exchanges in the U.S. The LeveL ATS is not a national securities exchange or a facility of any national securities exchange. LeveL Markets' sole brokerage business is the operation of the LeveL ATS and the handling and routing of orders from Buyside Subscribers. LeveL Markets is not a member of a Nasdaq Securities Exchange. Different individuals are responsible for managing the day-to-day trading business of the LeveL ATS and Nasdaq Securities Exchanges. Individuals responsible for managing the day-to-day operation of the LeveL ATS and those that manage the Nasdaq Securities Exchanges do not report to one another, but they may both report to the same management within Nasdaq. ~~Nasdaq owns a minority interest in LeveL Markets's parent company, LeveL Holdings.~~ LeveL Holdings and Nasdaq each have information barriers, controls and related policies that prohibit the sharing of non-public confidential trading information between the businesses of LeveL Markets and any Nasdaq Securities Exchange ~~the Nasdaq Entities~~ (including, for clarity, the sharing of LeveL ATS subscriber confidential trading information with ~~any~~ Nasdaq ~~Entity~~, except as needed to comply with applicable securities laws and regulations, and the sharing of any non-public trading information of any Nasdaq Securities Exchange with LeveL Markets). The information barriers prohibit Nasdaq personnel that cover trading services to or on behalf of Nasdaq Securities Exchanges from accessing or receiving any non-public confidential trading information concerning the LeveL ATS business. ~~Further, LeveL Markets personnel and Nasdaq Personnel are subject to policies and procedures that are designed to preserve the independent governance and operation of the LeveL ATS and the Nasdaq Securities Exchanges.~~ The Nasdaq Securities Exchanges and the LeveL ATS utilize wholly separate technology and systems. Nasdaq Securities Exchanges personnel do not have access to the LeveL ATS systems, and LeveL Markets personnel do not have access to the Nasdaq Securities Exchanges systems used in connection with the operation of those Nasdaq Securities Exchanges. LeveL Markets operates the LeveL ATS matching engine and feed handler on servers at a single site, Equinix NY4, with a backup TRF connection, and its subscriber data is not encrypted inside its own systems. Nasdaq runs leased data centers and disaster-preparedness sites worldwide, and some of its National Securities Exchanges' core trading systems run "in the cloud." Each entity's systems are distinct. Separately, LeveL Markets utilizes the FINRA/Nasdaq TRF for trading reporting in the same manner as other market participants. ~~LeveL Markets does not share any office space with any Nasdaq entity. LeveL Markets policies and procedures treat Nasdaq Personnel in the same manner as personnel of any unaffiliated third-party. Accordingly, Nasdaq Personnel are restricted from accessing LeveL Markets premises and systems, and from obtaining order, execution and other system data relating to LeveL Markets's operations.~~
b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or	(●) Yes ( ) No

responsible for its compliance with applicable rules)?	
If yes, explain how and under what conditions.	A subscriber may request that LeveL Markets identify the subscriber as counter-party to transactions with one or more designated subscribers. A subscriber wishing to permission the above disclosure (the "Consenting Subscriber") must identify to LeveL Markets Sales or support staff, via email, those subscribers eligible to receive reports identifying transactions to which the Consenting Subscriber was counter-party (the permissioned subscribers, "the "Designated Subscribers"). LeveL Markets may thereafter notify the Designated Subscriber of each transaction to which the Consenting Subscriber was counter-party (i) upon request of the Designated Subscriber or (ii) on an order-by-order basis as part of the FIX messages disseminated to the Designated Subscriber. LeveL Markets Sales personnel notify Designated Subscribers of their "permissioned" status via email. Additionally, the identities of (i) the individual who "staged" the permissioning election and (ii) the individual who accepted the election are electronically recorded in LeveL Markets's LeveL ATS user database. Subscribers may permission LeveL Markets Sales personnel not otherwise involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis (e.g., executions, cancellations and related order information) for the purpose of providing trading analytics and similar reports (whether the subscriber itself or, where directed by the subscriber, to a third-party). Such permissioning must be made or confirmed via email to the subscriber's LeveL Markets Sales coverage team. With respect to their activity on the LeveL ATS, Buyside Subscriber Confidential Trading Information is kept confidential (meaning, in this specific case, not disclosed outside the Firm to anyone who is not otherwise supporting the LeveL ATS) up until the time the transaction is cleared and settled, which involves NFS, LeveL Markets's clearing firm for Buyside Subscribers, and the other external parties relating to the settlement of transactions by Buyside Subscribers, such as custody banks and prime brokers. For example, on trade date, a Buyside Subscriber will submit instructions electronically designating to which subaccount shares purchased or sold through the Buyside Subscriber's master trading account should be allocated, designating that specific share amounts from the execution be settled in specific subaccounts (typically in the name of mutual funds or similar funds on whose behalf the Buyside Subscriber is purchasing or selling securities). Depending on the method of clearance and settlement, details of the share purchase or sale will be made available to NFS and to other entities involved in the clearance and settlement of the Buyside Subscriber's transaction. Please see Part III Item 22 below.
c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	(●) Yes ( ) No
If yes, explain how and under what conditions.	A Consenting Subscriber may remove any Designated Subscriber (i.e., instruct LeveL Markets to cease notifying the Designated Subscriber of transactions to which the Consenting Subscriber was counter-party) by notifying LeveL Markets. Such election must be made or confirmed via email to the subscriber's LeveL ATS sales coverage team. Subscribers who had previously granted permission for LeveL Markets Sales personnel not involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis in order to provide post trade reports may withdraw their consent at any time, for any reason, by notifying LeveL Markets. Such election must be made or confirmed via email to the subscriber's LeveL Markets Sales coverage team. LeveL Markets attempts to process the above requests without unreasonable delay.
d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading	As noted in Part II Item 7b above, certain Technology department staff, due to their involvement in operating the LeveL ATS, have the ability to directly access and view open order interest in the LeveL ATS. This includes (i) personnel who support the ATS's network operations, and (ii) personnel who support the ATS's software development. Additional staff with these capabilities include members of LeveL Markets's Operations and Sales teams who provide "customer support" services.

information that is accessible by them, and the basis for the access.	Technology department staff involved in operating the LeveL ATS may access both live order information and execution data across subscribers, including the identity of the subscriber that submitted an order and the parties to a transaction. Members of LeveL Markets's Compliance and Legal departments that support the LeveL ATS and LeveL Markets generally may review subscriber confidential trading information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues. However, LeveL Markets Compliance and Legal personnel do not have direct access to such information and, instead, are provided such information by Technology department staff upon request.

ATS-N/UA: Part III: Manner of Operations

Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?	○ Yes ◉ No
b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?	◉ Yes ○ No
If yes, list and provide a summary of the conditions.	Prior to being granted access to the LeveL ATS, all prospective broker-dealer subscribers must: (1) complete a new account form; (2) provide all required supporting documentation (e.g., formation documents, Form BD); (3) submit an account application listing key management and beneficial owners; and, (4) execute a subscriber agreement and any other relevant agreement applicable to the services to be provided to the client. Prospective Buyside Subscribers must comply with Firm and regulatory due diligence and account documentation requirements before being approved as a Buyside Subscriber. For Buyside Subscribers, these due diligence requirements generally include the satisfactory completion of a written Subscriber Agreement, the submission of a U.S. Internal Revenue Service ("IRS") Form W-9 or equivalent, written Subscriber requests on preferences for the receipt of paper account statements (if applicable), a written Prime Brokerage Clearance Services Agreement (if applicable), the satisfactory completion of an Office of Foreign Asset Control ("OFAC") review, and other customer identification requirements such as the receipt and review of the Buyside Subscriber's Form ADV (if applicable) and verification of other information of the Buyside Subscriber, such as its authorized contact persons and authorized traders. LeveL Markets does not admit natural persons as subscribers to the LeveL ATS. LeveL Markets, in its sole discretion, may restrict a prospective subscriber from accessing the LeveL ATS services due to legal, credit, or other concerns, including, without limitation: 1. Suspension or expulsion from an SRO; 2. Credit risk; 3. Existence of regulatory settlements; and, 4. Negative news reports relating to the prospective subscriber.

	Any entity affiliated with Nasdaq ~~Entity~~ is not eligible to become a subscriber to the LeveL ATS.
c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?	○ Yes ● No
If no, identify and describe any differences.	The differences in the admission requirements are described in Item 2b above and are due to the distinction between Buyside Subscribers and broker-dealer LeveL ATS subscribers. Buyside Subscribers may be required to submit a current Form ADV, for example, whereas such documentation would not be applicable to broker-dealers. Similarly, broker-dealers would have to be members in good standing with an SRO, while this requirement is not applicable to Buyside Subscribers. Please see Item 2b above for a description of the requirements for both Buyside Subscribers and broker-dealer subscribers.
d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?	● Yes ○ No

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?	● Yes ○ No
If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.	Trading interest must be submitted via FIX protocol. The LeveL ATS is compliant with version 4.2 of the FIX protocol. Subscribers can connect via cross connects within Equinix NY4 or through various extranet providers. Buyside Subscribers can submit orders via FIX to LeveL Markets, which routes such orders to the LeveL ATS. The LeveL ATS does not accept and does not have the ability to accept manual orders or trading interest. The LeveL ATS maintains means of order entry that are independent of the Nasdaq Securities Exchanges.
b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	● Yes ○ No
c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?	● Yes ○ No
If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are	As described in Item 5a above, Buyside Subscribers can submit orders via FIX to LeveL Markets, which routes such orders to the LeveL ATS. In addition to using an O/EMS to send orders or trading interest to the Buyside Subscriber trading arrangement described herein, Buyside Subscribers may also use a third party technology provider or a Broker-Dealer Subscriber's smart order router as long as the orders or trading interest are sent to the Buyside Subscriber trading

provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.	arrangement directly from or on behalf of the Buyside Subscriber, meaning they are institutional customer orders or trading interest where the third party or broker-dealer routing system passes a client identifier for the underlying Buyside Subscriber and trader that sent the order or trading interest, if applicable. The third party or broker-dealer routers are accessed via a front-end at the Buyside Subscriber, and any orders or trading interest sent to the Buyside Subscriber trading arrangement via such third party or broker-dealer routers are submitted using FIX 4.2. Sponsored Buyside Entities can only access the Buyside Subscriber trading arrangement via broker-dealer routers of Broker-Dealer Subscribers and any such orders or trading interest must also contain an identifier for the specific Sponsored Buyside Entity.
d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	(•) Yes ( ) No

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).	LeveL Markets charges a commission of $0.0000 to $0.05/share for executions in the LeveL ATS. Certain Buyside Subscribers (as of March 30, 2026) pay commissions in "basis points," ranging from a low of one (1) basis point to a high of six (6) basis points. Each basis point equates to one hundredth of one percent of the notional value of the transaction. Although commission rates can be impacted by a number of factors, including the subscriber's anticipated volume, anticipated make/take ratio and anticipated percentage of "internalization-only" transactions, rates are individually negotiated between LeveL Markets and the relevant subscriber. LeveL Markets does not charge different rates for executions resulting from orders utilizing Contra-party Permissioning functionality, including transactions resulting from Internalization-Only orders. Depending on the provider, LeveL Markets may "pass through" to Buyside Subscribers certain fees that it is charged by certain service bureau routers or OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Buyside Subscribers and typically range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. In certain instances, these vendors may charge LeveL Markets more than 15 mills and thus a pass-through fee charged to a Buyside Subscriber that uses that router, OMS, or EMS may exceed 15 mills. In some cases, Buyside Subscribers may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Buyside Subscriber, pursuant to a written agreement with LeveL Markets. LeveL Markets does not charge any other fees for use of the LeveL ATS (i.e., LeveL Markets only charges subscribers the commission rates identified above). However, subscribers may be responsible for any connectivity fees or other costs they incur in accessing the LeveL ATS (i.e., fees not charged by LeveL Markets). As discussed in Part III Item 19(c) below, certain subscribers that are in a bilateral or multilateral trading arrangement to execute against other subscribers in the LeveL ATS may pay a higher negotiated commission rate to LeveL Markets, who will rebate part of that higher rate to the other subscriber or subscribers. As noted above, LeveL Markets charges a commission of $0.0000 to $0.005/share for executions in the LeveL ATS. LeveL Markets is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the LeveL ATS as an execution venue. In each transaction on the LeveL ATS, LeveL Markets (EBXL) is identified on transaction reports as the buyer and the selling LeveL ATS subscriber is reported as the seller. FINRA assesses CAT fees on both LeveL Markets, on behalf of the buying LeveL ATS subscriber, and on the selling LeveL ATS subscriber. LeveL Markets passes through to the buying LeveL ATS subscriber these CAT-related fees that LeveL Markets is assessed on behalf of those buying LeveL ATS subscribers. LeveL Markets does not pass through CAT fees to Buyside Subscribers.

	The LeveL ATS and the Nasdaq Securities Exchanges each maintain separate and independent fee structures. The fees, charges, rebates and discounts offered through the LeveL ATS are not conditioned on or affected by a subscriber's participation in any Nasdaq Securities Exchange. Similarly, the pricing terms of the Nasdaq Securities Exchanges are not influenced by a subscriber's participation in the LeveL ATS.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	None.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	As discussed in Part III Item 19(a) above, at its discretion and upon written agreement with the relevant subscribers, LeveL Markets may pay rebates in specific, limited circumstances. If a subscriber has entered into a bilateral or multilateral arrangement to execute against other subscribers in the LeveL ATS, that subscriber may agree to pay a higher commission rate to LeveL Markets in exchange for LeveL Markets rebating the additional commission amount (the amount above the commission rate that the subscriber otherwise has agreed to pay to LeveL Markets) to the other subscriber or subscribers who are parties to such arrangements with that subscriber. These rebate arrangements are solely at the request of interested subscribers and are not solicited by LeveL Markets. The specific amount of any such rebates is also determined solely by the arrangement between the subscribers that are parties to the those arrangements and are not set by LeveL Markets. Rebates range from a low of zero to a high of $0.0050 per executed share. Aside from these arrangements, LeveL Markets does not pay rebates relating to any other order flow sent to the LeveL ATS.

Item 23: *Market Data*

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.	The LeveL ATS utilizes data provided by the Securities Information Processor ("SIP") feeds in determining the relevant NBBO for each security. SIP information is provided via a standard market data vendor and subscriber agreement and the LeveL ATS does not receive information outside the normal channels. Message data from the SIP feeds is processed by LeveL Markets's feed handler system (the "Feed Handler"), which creates, and provides to the LeveL ATS matching engine, messages that indicate the NBBO for each security. Where two orders submitted to the LeveL ATS have overlapping limit prices, the LeveL ATS matching engine will review the most recent NBBO message provided by the Feed Handler in determining whether an eligible execution price inside the NBBO exists.
b. Are the sources of market data and how the NMS Stock ATS uses market data	◉ Yes ○ No

for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?